

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2022

Joel Latham
Chief Executive Offier
Incannex Healthcare Ltd
Suite 15, Level 12, 401 Docklands Drive
Docklands 3008, Victoria
Australia

      Re: Incannex Healthcare Ltd
          Registration Statement filed on Form 20-F
          Filed January 25, 2022
          File No. 001-41106

Dear Mr. Latham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 20FR12B filed January 25, 2022

Financial Statements
Revenue Recognition, page F-8

1.   We noted from your disclosure on page 74 that your agreement with Cannvalate, a related party, gave you the right to distribute cannabinoid oil products in Australia through Cannvalate's network. Please tell us, and expand your revenue recognition policy to explain, whether you recognized revenue on a gross or net basis in accordance with IFRS 15.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Al Pavot at 202-551-3768 or Julie Sherman at 202-551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Christopher Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew Reilly, Esq.